UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ABITS GROUP INC
(Name of Issuer)

Ordinary Shares

Preferred Shares
(Title of Class of Securities)

G6S34K105
(CUSIP Number)

Conglin Deng
Bridgeforrest (BVI), Inc.

Unit 17-1008, Sanlitun Service Apartments

Chaoyang District, Beijing, China

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S34K105	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) (see instructions)
Conglin Deng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
(a) 681,115 Ordinary Shares (b) 5,000,000 Preferred Shares
	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
(a) 681,115 Ordinary Shares (b) 5,000,000 Preferred Shares
	10.	SHARED DISPOSITIVE POWER
5,600,000 Ordinary Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,281,115(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7% of the outstanding Ordinary Shares 100% of the outstanding Preferred Shares(2)
14.	TYPE OF REPORTING PERSON (see instructions)
IN

(1)	As of November 21, 2024, Mr. Conglin Deng may be deemed to beneficially own: (a) an aggregate of 5,000,000 preferred shares of the Issuer, consisting of 5,000,000 preferred shares owned directly by Bridgeforrest (BVI) Inc., which are convertible into 5,000,000 ordinary shares at any time at the holder’s election; and (b) 6,281,115 ordinary shares of the Issuer, consisting of 548,115 ordinary shares owned directly by Mr. Deng, 5,600,000 ordinary shares owned directly by a trust which Mr. Deng may be deemed to beneficially own, and 133,000 ordinary shares owned directly by Bridgeforrest (BVI) Inc., of which Mr. Deng is the sole director and sole shareholder.

(2)	Based upon 35,554,677 ordinary shares and 5,000,000 convertible preferred shares of the Issuer, issued and outstanding as of October 23, 2024 as reported in the Form 6-K of the Issuer filed with the SEC on November 6, 2024. Each preferred share is entitled to six votes at meetings of shareholders or on any resolutions of shareholders.

2

CUSIP No. G6S34K105	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridgeforrest (BVI), Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
(a) 133,000 Ordinary Shares (b) 5,000,000 Preferred Shares
	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER
(a) 133,000 Ordinary Shares (b) 5,000,000 Preferred Shares
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,133,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.37% of the outstanding Ordinary Shares 100% of the outstanding Preferred Shares(2)
14.	TYPE OF REPORTING PERSON (see instructions)
CO

(1)	As of November 21, 2024, Mr. Conglin Deng may be deemed to beneficially own 133,000 Ordinary Shares and 5,000,000 Preferred Shares of the Issuer, convertible into 5,000,000 Ordinary Shares, owned directly by Bridgeforrest (BVI), Inc., of which Mr. Deng is the sole director and sole shareholder.

(2)	Based upon 35,554,677 Ordinary Shares and 5,000,000 convertible preferred shares, issued and outstanding, of the Issuer as of October 23, 2024, as reported in the Form 6-K of the Issuer filed with the SEC on November 6, 2024.

3

CUSIP No. G6S34K105	SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) is being jointly filed by the Reporting Persons and amends the Schedule 13D initially filed on May 4, 2023 (the “Schedule 13D”) by the Reporting Person, Conglin Deng, relating to the Ordinary Shares and the Preferred Shares of ABITS GROUP INC, a British Virgin Islands business company (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), and the convertible preferred shares, par value $0.00101 per share (the “Preferred Shares”), of the Issuer. The Issuer’s principal executive offices are located at Level 24, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong SAR, China.

The Issuer’s Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ABTS”.

Item 2. Identity and Background

This statement is being jointly filed by (1) Conglin Deng, CEO and Chaiman of the Board of Directors of the Issuer, and (2) Bridgeforrest (BVI), Inc., a British Virgin Islands company (“Bridgeforrest”) owned by Mr. Deng. Such parties are referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Deng exercises voting and dispositive control over the Ordinary Shares and Preferred Shares registered in the name of Bridgeforrrest. The Reporting Persons are making this joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

The principal business address of each Reporting Person is Unit 17-1008, Sanlitun Service Apartments, Chaoyang District, Beijing, China.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Mr. Conglin Deng purchased an aggregate of 322,160 Ordinary Shares from October 10, 2023 to December 21, 2023 in open market transactions. The aggregate consideration paid to purchase such Ordinary Shares was $312,461.5 in cash. Mr. Deng purchased an aggregate of 78,392 Ordinary Shares from February 8, 2024 to September 11, 2024 in open market transactions. The aggregate consideration paid to purchase such Ordinary Shares was $49,079.25 in cash. The source of such funds was the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities described in this Amendment for investment purposes and intends to review his investment in the Issuer on a continuing basis. The Reporting Persons may from time to time acquire additional shares of the Issuer, or retain or sell all or a portion of the shares then held by the Reporting Persons, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions the Reporting Persons might undertake with respect to his investment in the Issuer may be made at any time and from time to time and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to, ongoing evaluation of the Issuer’s business, financial condition, operations, prospects, price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other factors and future developments.

4

CUSIP No. G6S34K105	SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the class of Ordinary Shares and Preferred Shares beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover pages hereto. Based on 35,554,677 Ordinary Shares and 5,000,000 Preferred Shares issued and outstanding as of October 23, 2024, as set forth in the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission on November 6, 2024, Mr. Deng may be deemed to beneficially own 6,281,115 Ordinary Shares and 5,000,000 Preferred Shares, which are convertible into 5,000,000 Ordinary Shares at any time at the holder’s election, with each Ordinary Share having the right to one vote and each Preferred Share having the right to six votes at a meeting of shareholders or on a resolution of shareholders. As a result, Mr. Deng may be deemed to beneficially own approximately 55.3% of the outstanding voting power.

(b)	The Reporting Person, Conglin Deng, shares dispositive power over 5,600,000 Ordinary Shares owned by a trust with the trustee of the trust, and has sole voting power and sole disposition power over the remaining shares identified in Item 5(a).

(c)	The Reporting Persons have not effected any transactions in the Ordinary Shares or the Preferred Shares of the Issuer during the past 60 days.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

By virtue of the relationship between the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the federal securities laws. Other than the relationship between the Reporting Persons as described above under Items 2-5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Not Applicable

5

CUSIP No. G6S34K105	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2024

	By:	/s/ Conglin Deng
	Name:	Conglin Deng

Bridgeforrest (BVI), Inc.

	By:	/s/ Conglin Deng
	Name:	Conglin Deng
	Title:	Director

6